UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 02 )*

Capital Senior Living Corp. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
140475104 (CUSIP Number)
Mr. Scott Zimmerman, Esq. Dechert LLP 30 Rockefeller Plaza New York, NY 10112 (212) 698-3500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 11, 2008 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   ( X )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 140475104

1.	Names of Reporting Persons. West Creek Capital, LLC

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,706,650

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,706,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,706,650

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person IA

SCHEDULE 13D
CUSIP No. 140475104

1.	Names of Reporting Persons. Roger Feldman

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* AF PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,000

	8.	Shared Voting Power 1,706,650

	9.	Sole Dispositive Power 28,000

	10.	Shared Dispositive Power 1,706,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,734,650

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 140475104

1.	Names of Reporting Persons. Harvey Hanerfeld

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* AF PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000

	8.	Shared Voting Power 1,706,650

	9.	Sole Dispositive Power 50,000

	10.	Shared Dispositive Power 1,706,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,756,650

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.6%

14.	Type of Reporting Person IN

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Shares"), of Capital Senior Living Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 14160 Dallas Parkway, Suite 300, Dallas, TX 75254

Item 2. Identity and Background.

(a)
Name:  This Schedule 13D is being filed jointly by (i) West Creek Capital, LLC, a Delaware limited liability company, (ii) Roger Feldman and (iii) Harvey Hanerfeld (collectively the "Reporting Persons" and each individually a "Reporting Person"). Roger Feldman and Harvey Hanerfeld are the sole owners and managing members of West Creek Capital, LLC. Each of the Reporting Persons either individually and/or collectively is deemed to be the beneficial owner of Shares held by (i) WC Select LP, a Delaware limited partnership ("Select"), (ii) West Creek Partners Fund LP, a Delaware limited partnership ("Partners Fund"), (iii) Cumberland Investment Partners, LLC, a Delaware limited liability company ("Cumberland"), (iv) Roger Feldman, (v) Harvey Hanerfeld and (vi) certain private accounts (the "Accounts") with respect to which West Creek Capital, LLC is an investment advisor pursuant to investment advisory agreements (together, the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D.

(b)	Residence or business address: The principal business address of the Reporting Persons is 1919 Pennsylvania Ave., NW, Ste. 725, Washington, DC 20006.

(c)
Present Principal Occupation or Employment:  The principal business of West Creek Capital, LLC is providing investment management services to investment partnerships and other entities. The principal occupation or employment of Roger Feldman is serving as owner and managing member of West Creek Capital, LLC. The principal occupation or employment of Harvey Hanerfeld is serving as owner and managing member of West Creek Capital,LLC.

(d)	Criminal Conviction: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Court or Administrative Proceedings:  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Roger Feldman and Harvey Hanerfeld are each a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $11,609,202 was paid to acquire the Shares.

Item 4.   Purpose of Transaction

The Reporting Persons purchased the Shares for the purpose of investment and subject to the statements in this Item 4, have no present plans or proposals which relate to or would result in a transaction with the purpose or effects enumerated in clauses (a) through (j) of Item 4 of Schedule D.

The Reporting Persons have notified Issuer of their intent to nominate two Directors at Issuer's 2008 Annual Stockholders Meeting.

The Reporting Persons continue to believe that it is in the best interests of all of Issuer's stakeholders to avoid a proxy contest. To that end, the Reporting Persons have been engaged in settlement discussions with Issuer regarding (i) shareholder representation on Issuer's Board of Directors and (ii) initiation of a process to review strategic alternatives to maximize shareholder value. The Reporting Persons remain open to a negotiated settlement of these issues.

The Reporting Persons also reserve the right to purchase or otherwise acquire additional Shares, or to sell or otherwise dispose of Shares beneficially owned by them, in each case in open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

(a)(b)
West Creek Capital, LLC, as the investment adviser to Select, Partners Fund, Cumberland, and the Accounts, and Mr. Feldman and Mr. Hanerfeld as sole owners and managing members of West Creek Capital,LLC may be deemed to have the shared power to direct the voting and disposition of a total of 1,706,650 total Shares held by Select, Partners Fund, Cumberland and the Accounts, such shares constituting approximately 6.4% of the Shares of the Issuer. Mr. Feldman has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 28,000 shares beneficially owned by him as an individual, and together with the 1,706,650 Shares referenced above, such shares constitute approximately 6.5% of the Shares of the Issuer. Mr. Hanerfeld has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 50,000 shares beneficially owned by him as an individual, and together with the 1,706,650 Shares referenced above, such shares constitute approximately 6.6% of the Shares of the Issuer. All percentage holdings described herein are based upon the 26,579,357 Shares outstanding as of November 5, 2007, according to the Issuer's most recent Form 10-Q filed November 7, 2007, for the period ending September 30, 2007.

(c)	No transactions in the Shares were effected by the Reporting Persons during the past 60 days.

(d)            No person other than the Reporting Persons and the Holders is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

No Exhibits.

Signature After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2008
West Creek Capital, LLC,

By:	/s/ Roger Feldman Roger Feldman
Title:	Managing Member

Harvey Hanerfeld

By:	/s/ Harvey Hanerfeld Harvey Hanerfeld

Roger Feldman

By:	/s/ Roger Feldman Roger Feldman